Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 7, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacey Peikin
Jennifer López-Molina
Division of Corporation Finance
Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted December 22, 2021

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 20, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

February 7, 2022

The Registrant has asked us to convey the following as its responses to the Staff:

Preliminary Estimated Unaudited Financial Results for the Three Months and the Fiscal Year Ended January 1, 2022 , page 18

1.

We note your proposed revised disclosure in response to comment 1, which includes a placeholder for the amount of operating expenses. To ensure balanced disclosure please consider including the operating expenses in the table beginning on page 17.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and notes that the disclosures around the Company’s Preliminary Estimated Unaudited Financial Results for the Three Months and the Fiscal Year Ended January 1, 2022 have been removed from the Registration Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

2.

It appears the $498,079 amount for additional paid in capital in the “Transaction Accounting Adjustments - Initial Public Offering” column is a combination of footnotes 5E and 5F. Please advise and revise accordingly. For clarity to investors, detail how the amount of the adjustment was derived.

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has revised its disclosure on pages 82 and 90 of the Registration Statement.

Note 1. Basis of Presentation, page 94

3.

Note D states the adjustment for the dividend payment is reflected as a reduction to members’ equity but is shown in the line for additional paid in capital in the pro forma balance sheet. Please revise as appropriate.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response has revised its disclosure on pages 82 and 90 of the Registration Statement.

Note 6. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments, page 99

4.

Note AG states it reflects the estimated tax effect of the pro forma adjustments using the estimated blended statutory tax rate of 28%. However, the income tax expense adjustment amounts in the “Business Combination” and “Initial Public Offering” transaction accounting adjustments columns in the interim and annual pro forma statements of operations do not appear to be computed based on this rate. Please advise and revise as appropriate.

Response to Comment 4

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 92 of the Registration Statement, noting which expense adjustments were assumed not deductible for income tax purposes.

Securities and Exchange Commission

February 7, 2022

5.	Please disclose in note AF how the interest adjustment for the interim and annual periods was computed.

Response to Comment 5

The Company acknowledges the Staff’s comment and has updated its disclosure on page 92 of the Registration Statement. The Company further advises the staff that additional disclosure regarding the calculation of the interest expense adjustment will be added closer to the planned offering, once the estimated proceeds and the planned use of proceeds are known.

6.

In note AH, please disclose the basis for the number of weighted average number of common stock outstanding for basic purposes and the number of options in each period. Additionally, clarify whether options are or are not to be included in determining the weighted average number of common stock outstanding for diluted purposes for the annual period.

Response to Comment 6

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 93 of the Registration Statement.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3052 or David Curtiss at (212) 373-3146.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones

Savers Value Village, Inc. Mark Walsh Scott Estes Richard Medway, Esq.

Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.